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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Zapata Corporation

Full Name of Registrant
N/A

Former Name if Applicable
100 Meridian Centre, Suite 350

Address of Principal Executive Office (Street and Number)
Rochester, New York 14618

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Although management believes the preparation of its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”) is substantially complete, the Registrant will be unable to file by the deadline, without unreasonable effort or expense, because management needs additional time to finalize its complete and accurate review of the Company’s financial statements and its assessment of its internal control over financial reporting as of December 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002. The extension is needed to permit the Registrant the time necessary to complete its analysis of the deferred and current tax accounts, and to determine the impact between and among interim periods.
Based on the assessment of the Registrant’s internal control over financial reporting performed to date, the Registrant believes it is possible that it would conclude that one or more material weaknesses may exist in its internal control over financial reporting as of December 31, 2005, which would preclude the Registrant from concluding that its internal control over financial reporting was effective as of such date. The ultimate conclusions in this regard are subject to completion of the Company’s assessment that is currently in process. The Registrant currently expects to be able to complete such assessment within the time provided by this Form 12b-25, at which time the Registrant would file its complete 2005 10-K, including management’s report on internal control over financial reporting.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Leonard DiSalvo	585	242-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 11, 2005, three of the fish processing facilities of Omega Protein Corporation (“Omega”), a majority-owned subsidiary of Registrant, were severely damaged as a result of Hurricanes Katrina and Rita. In addition, the Registrant reported losses associated with the sale of its majority owned subsidiary, Safety Components International, Inc.

The Registrant, based on unaudited and preliminary numbers, is estimating a consolidated net loss of approximately $9.4 million for the year ended December 31, 2005 as compared to net income of $3.7 million for the year ended December 31, 2004. This decrease in consolidated net income was primarily the result of Zapata’s recognition of a loss on the sale of its shares of Safety Components International, Inc. (OTCBB: SAFY) common stock and Omega Protein’s losses related to Hurricanes Katrina and Rita. For the quarter ended December 31, 2005, the Company is estimating consolidated net income of $3.2 million as compared to $314,000 in the fourth quarter of 2004. This increase in consolidated net income resulted primarily from the elimination of deferred tax liabilities which had been established during periods in which Safety Components was consolidated for book purposes and not consolidated for tax purposes, partially offset by a reduction in net income contributed by Omega Protein.

Zapata Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2006	By:	/s/ Leonard DiSalvo

Leonard DiSalvo, Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.
1001)

GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).